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               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549


                            FORM 11-K


[X]Annual Report Pursuant to Section 15(d) of the Securities
   Exchange Act of 1934

For the fiscal year ended December 31, 1996

                               or

[ ]Transition Report Pursuant to Section 15(d) of the
   Securities Exchange Act of 1934


For the transition period from ___________________ to
_________________


Commission file number 1-44


  A.Full title of the plan and the address of the plan, if different from that of the issuer named below:


      ADM SAVINGS AND INVESTMENT PLAN FOR HOURLY EMPLOYEES


  B.Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                 ARCHER DANIELS MIDLAND COMPANY
                            BOX 1470
                       DECATUR, IL  62525
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      ADM Savings And Investment Plan For Hourly Employees

           Audited Financial Statements and Schedules

                   December 31, 1996 and 1995




Report of Independent
Auditors.......................................               3

Audited Financial Statements and Schedules

Statements of Net Assets Available for
Benefits......................                                4
Statements of Changes in Net Assets Available for
Benefits...........                    5
Notes to Financial
Statements........................................            6
Schedule Item 27a--Schedule of Assets Held for Investment
Purposes...                                                   9
Schedule Item 27d--Schedule of Reportable
          Transactions................ 10



2

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                 Report of Independent Auditors


Administrative Committee
ADM Savings and Investment Plan for Hourly Employees
Decatur, Illinois


We have audited the accompanying statements of net assets available for benefits of the ADM Savings and Investment Plan for Hourly Employees (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ ERNST & YOUNG LLP
                                        ERNST & YOUNG LLP
Minneapolis, Minnesota

April 25, 1997
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      ADM Savings and Investment Plan for Hourly Employees

         Statements Of Net Assets Available For Benefits

[CAPTION]

                                               December 31
                                            1996         1995
                                    ___________________________
Assets
 Cash/(cash overdraft)               $   (13,414)$       (35)

 Investments (Note 1)
  Cash equivalents                         46,579      6,847

  Archer Daniels Midland Company
  common stock                         34,659,240 21,689,820

  Pfizer Incorporated common stock      3,807,293  2,900,016

  Commingled fixed income funds           335,087    462,335

  Equity mutual funds                     308,238    261,029

  Commingled capital contract fund        171,358    231,942
                                        __________ __________
                                        39,327,795 25,551,989

 Contributions receivable from employer   244,851    279,427

 Contributions receivable from employees  367,079    418,965
                                        __________ __________

Net assets available for benefits      $39,926,311$26,250,346
                                        ========== ==========

See accompanying notes.
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      ADM Savings and Investment Plan for Hourly Employees

    Statement of Changes in Net Assets Available for Benefits
[CAPTION]

                                     Year ended December 31
                                        1996        1995

________________________________
Additions:
Contributions from Archer Daniels
 Midland Company (Note 2)            $ 3,012,891          $
                                                  2,802,731
Contributions from participating
 employees (Note 2)                    4,548,248  4,184,757
 Transfer of Assets From Qualified
Merged Plan                                    -    637,179
Dividend and interest income           1,694,123  1,081,291
                                       _________  _________
                                       9,255,262  8,705,958
Deductions:
Benefit payments
 Common stock                            464,947    929,307
 Cash                                  1,824,569    298,829
                                       _________  _________
                                       2,289,516  1,228,136
                                       _________  _________
                                       6,965,746  7,477,822

Net realized and depreciation
 (unrealized) appreciation
 in fair value of investment           6,710,219
                                                 (1,022,145)
                                       _________  _________
Net increase                          13,675,965  6,455,677

Net assets available for benefits
 at beginning of year                 26,250,346 19,794,669
                                      __________ __________
Net assets available for benefits
 at end of year                      $39,926,311 $26,250,34
                                                          6
                                      ========== ==========

See accompanying notes.

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      ADM Savings And Investment Plan For Hourly Employees

                  Notes To Financial Statements

                        December 31, 1996


1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investments

Investments are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in commingled and mutual funds are stated at the reported net asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee.

Plan Expenses

Brokerage commissions, transfer taxes and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities, or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the plan are currently paid by ADM and its affiliates. While it is anticipated that ADM and its affiliates will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund. There are no charges or deductions, other than taxes, that may be made against the trust fund other than those described in this summary.

Plan Year

The Plan year is the twelve month period ending December 31, corresponding to the tax year of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain 1995 amounts have been reclassified to conform to the 1996 presentation.





2. Description of the Plan

The Plan is a defined contribution plan available to substantially all hourly employees of the Company who have completed one year of service. Under the terms of the Plan, employees electing to participate can contribute from 1% to 6% of their current gross cash compensation to the Plan, within ERISA limitations. In addition, the Company will match 100% of the first 2% employee contribution and 50% of the remaining 4% employee contribution. All contributions are received from the Company in the form of Archer Daniels Midland Company common stock and are fully vested to the participant.
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     PAGE 7

      ADM Savings And Investment Plan For Hourly Employees

            Notes To Financial Statements (continued)


The full value of an employee's account is payable following termination of employment. Withdrawal of shares acquired under 401(k) provisions is subject to hardship restrictions.

All plan assets are held and managed by National City Bank of Minneapolis (trustee of the Plan). The trust will continue for an indefinite period of time as provided by the Plan.


3.   Investments

The Plan's investments are held by a bank administered trust fund. During 1996 and 1995, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:
[CAPTION]

                                   Net
                               Appreciation
                              (Depreciation)
                              in Fair Value      Fair Value at
                                During Year       End of Year
                         ______________________________________
Year ended December 31, 1996
 Cash equivalents             $        -         $    46,579
 Archer Daniels Midland Company
   common stock               $5,823,092          34,659,240
 Pfizer Incorporated common stock862,691           3,807,293
 Commingled fixed income fund    (8,264)             335,087
 Equity mutual funds              20,605             308,238
 Commingled Capital Contract Fund 12,095             171,358
                               _________           _________
                              $6,710,219         $39,327,795
                               =========          ==========
Year ended December 31, 1995
 Cash equivalents             $        -         $     6,847
 Archer Daniels Midland Company
   common stock              (2,212,850)          21,689,820
 Pfizer Incorporated common stock1,103,596         2,900,016
 Commingled fixed income fund     39,504             462,335
 Equity mutual funds              33,452             261,029
 Commingled Capital Contract Fund 14,153             231,942
                                 _______          __________
                            ($1,022,145)         $25,551,989
                              ==========          ==========

At December 31, 1996 and 1995, the fair value of the Archer Daniels Midland Company common stock and the Pfizer Incorporated common stock each represented 5% or more of the Plan's net assets.
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     PAGE 8
      ADM Savings And Investment Plan For Hourly Employees

            Notes To Financial Statements (continued)


4.   Transactions with Parties-in-Interest

During the two years ended December 31, 1996, the Plan had the following transactions related to Archer Daniels Midland
Company common stock:

                                          1996        1995
                                         _______________________

 Number of common shares contributed   388,674      397,337
 Number of common shares purchased      17,309        8,581
 Cost of common shares purchased    $  336,076     $149,418
 Cash dividends received            $  281,073     $205,707
 Shares received through stock dividends71,004       51,197

 Number of common shares sold           84,332       45,165
 Market value of common shares sold $1,675,050     $795,972
 Cost of common shares sold         $1,201,657     $633,830

5.                                         Plan Terminations

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination, all amounts in participants' accounts are 100% vested.

6.   Income Tax Status

The Plan has received a determination letter from the Internal
Revenue Service, dated April 5, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code").

Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Distributions of benefits to participants, their estates or beneficiaries, generally are subject to federal income tax as either ordinary income or capital gain depending on the event giving rise to the distribution and the method used.

7.   Merger of Premiere Thrift Savings Plan

The Premiere Thrift Savings Plan, a qualified plan maintained by Premiere Technologies, Inc., a subsidiary of the Company, was merged into this plan and assets transferred in January 1995. The participants allocated their transferred funds in the Plan's investment options, except the ADM Stock Fund. All future contributions will be invested in the ADM Stock Fund. However, the merged Premiere participants have the option to re-allocate the transferred funds within the other investment options while they are active participants in the Plan.
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      ADM Savings And Investment Plan For Hourly Employees

                         EIN:  41-012950

                           Plan:  027
    Item 27a-Schedule of Assets Held For Investment Purposes


                        December 31, 1996
[CAPTION]

                         Description of
                      Investment Including
 Identity of Issue,  Maturity Date, Rate of
Borrower, Lessor or     Interest, Par or
   Similar Party         Maturity Value     Cost    Current Value


National City Bank-Prime
 Cash money market fund * 46,579 units $    46,579    $46,579

Archer Daniels Midland
  Company *                1,575,420 shares
                           of common stock24,591,67634,659,240

Pfizer Incorporated        45,871 shares
                           of common stock  715,219  3,807,293

Equity mutual funds

 Frank Russell--Real Estate
 Securities Fund                 1,112 units26,180     32,451
 Frank Russell--Equity I Fund      1,709 units46,657   51,863
 Frank Russell--Equity II Fund           407 units     11,400
 12,225
 Frank Russell--Equity III Fund    2,796 units78,011   82,984
 Frank Russell--Equity Q Fund      1,582 units45,994   52,100
 Frank Russell--International Fund 2,049 units72,557   76,615
                                        __________ __________
                                           280,799    308,238

Frank Russell--Commingled capital 10,286 units154,830 171,358 contract fund

Commingled fixed income funds
 Federated High Yield Trust1,814 units      15,281     16,854
 Federated International Income
 Fund                    5,726 units        60,197     66,132
 Frank Russell--Fixed Income
 I Fund                  1,654 units        16,137     16,818
 Frank Russell--Fixed Income
 III Fund               11,209 units       229,672    235,283
                                        __________ __________
                                           321,287    335,087
                                        __________ __________
Total assets held for investment purposes$26,110,390$39,327,795
                                         ========== ==========

* Indicates party-in-interest to the Plan.

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              ADM Savings And Investment Plan For Hourly Employees

                                 EIN:  41-012950

                                   Plan:  027

                  Item 27d--Schedule of Reportable Transactions

                          Year ended December 31, 1996
[CAPTION]

                                                                                         Net
                                                           Purchase  Selling  Cost of    Gain
 Identity of Party Involved                    Description of Asset/TransactionPrice    Price  Asset
(Loss)

Category (iii)-Series of
 Transactions

National City Bank            Prime Cash Money Market Fund:
                                Purchased 1,982,418 units
                                 in 105 transactions     $1,982,418         $1,982,418
                                Sold 1,942,686 units in
                                 76 transactions                  $1,942,6861,942,686   $ -

Archer Daniels Midland Company                              Archer Daniels
Midland Company
                              common stock
                                Received for 401(k) plan
                                 contribution 388,674
                                 shares in 24 transactions7,561,139          7,561,139
                                Sold 84,332 shares in 44
                                 transactions                      1,675,050 1,201,657    473,393
                                Purchased 17,309 shares in
                                 9 transactions             336,076            336,076

There were no category (i), (ii) or (iv) transactions during the year.
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                            Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                            ARCHER DANIELS MIDLAND COMPANY




                            /s/ DOUGLAS J. SCHMALZ
                            Douglas J. Schmalz
                            Vice President and Chief Financial
Officer

Dated:  June 26, 1997
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     PAGE 12

                                                     Exhibit 23





               CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-58387 dated April 3, 1995) pertaining to the ADM Savings and Investment Plan for Hourly Employees of our report dated April 25, 1997 with respect to the financial statements and schedules of the ADM Savings and Investment Plan for Hourly Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1996.





                                        /s/ ERNST & YOUNG, LLP
                                        ERNST & YOUNG LLP

Minneapolis, Minnesota

June 26, 1997
12